UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

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Commission File Number: 001-36430

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Tuniu Corporation

Tuniu Building, No. 699-32

Xuanwudadao, Xuanwu District

Nanjing, Jiangsu Province 210042

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Tuniu Elects to Rely on the SEC Order for Filing Relief in Connection with its Form 20-F for the Year Ended December 31, 2019

Tuniu Corporation ("Tuniu" or the “Company”) is filing this Current Report on Form 6-K to avail itself of the relief that has been granted by the Securities and Exchange Commission (the “SEC”) pursuant to the order issued by the SEC on March 25, 2020 under Section 36 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act;” such order, the “Order”). The Order provides conditional relief that permits a registrant to file the annual report on Form 20-F for the year ended December 31, 2019 with the SEC no later than 45 days after April 30, 2020, the original due date (the "Original Due Date"), if the registrant is unable to meet the Original Due Date due to circumstances related to the coronavirus disease 2019 (the “COVID-19.”)

In order to contain the outbreak and spread of COVID-19, the Chinese government has taken a number of actions, which included extending the Chinese New Year holiday, quarantining individuals infected with or suspected of having COVID-19, restricting residents from travel, encouraging employees of enterprises to work remotely from home and cancelling public activities, among others. Furthermore, the Company adopted a series of measures, including temporary closing of its offices across the country and requesting all employees to work either remotely or at office premises in shifts for limited periods of time. These actions and measures resulted in reducing efficiency in terms of the Company's preparation of its financial statements and its annual report on Form 20-F for the year ended December 31, 2019 (the "Annual Report"). In addition, restrictions on access to the Company’s facilities have resulted in delays by the Company in the preparation of its financial statements. Moreover, in connection with intensifying efforts to contain the spread of COVID-19, the Ministry of Culture and Tourism of the People's Republic of China has issued an notice on January 24, 2020 requiring travel agencies, including online travel agencies throughout the country to suspend the operation of organized tours and the provision of a combination of flight and hotel bookings, pursuant to which the Company is not able to sell packaged tours, which is a primary part of the Company's business operation. In responding to it, the Company focused its temporarily limited workforce’s capacity facilitating its customers on cancellation, refunding or rescheduling of their purchased packaged tour products. This also in turn, delayed the Company's schedule on timely completion of the financial statements and the Annual Report.

Considering the lack of time for the compilation, dissemination and review of the information required to be presented, and the importance of investors receiving materially accurate information in the Annual Report, the Company has decided to rely on the Order to extend the due date for the filing of the Annual Report until June 12, 2020. The Company will work diligently to comply with such requirement and, as of the date of this Form 6-K report, the management believes that such extension period is necessary.

Risk Factor

On April 9, 2020, the Company announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2019 and briefly addressed the impact of COVID-19 on its business and financials, especially for the first quarter of 2020. More detailed description on risk factor relating to the outbreak and spread of COVID-19 will be included in the Annual Report. The risk factor below reflects the Company’s current and preliminary view on the impact of COVID-19, and may be updated in the Annual Report in light of uncertainties related to how COVID-19 develops.

Our business operation, financial condition, results of operations and cash flows have been and are likely to continue to be materially and adversely affected by the COVID-19 outbreak

The recent outbreak of a novel strain of coronavirus, now named as COVID-19, has spread rapidly to many parts of the world. The epidemic has resulted in quarantines, travel restrictions, and the temporary closure of facilities in China and many other countries for the past few months. In March 2020, the World Health Organization declared the COVID-19 outbreak a pandemic.

The current COVID-19 pandemic has already materially and adversely affected many aspect of our business. Normal economic life throughout China was sharply curtailed. The travel industry was particularly hard hit. Major airlines have cancelled flights to and from China for an extended period of time, which we anticipate will further impact travel and tourism in China and across the world. Meanwhile, major governments across the world are implementing strict travel bans and are adopting different control measures to curb the spread of the disease. In connection with intensifying efforts to contain the spread of COVID-19, the Ministry of Culture and Tourism of the People's Republic of China has issued an notice on January 24, 2020 requiring travel agencies, including online travel agencies throughout the country to suspend the operation of organized tours and the provision of a combination of flight and hotel bookings, pursuant to which we are not able to sell packaged tours, which is a primary part of our business operation. Furthermore, Chinese government has taken a number of other actions, which included extending the Chinese New Year holiday, quarantining individuals infected with or suspected of having COVID-19, restricting residents from travel, encouraging employees of enterprises to work remotely from home and cancelling public activities, among others. The spread or fear of spread of contagious disease, such as COVID-19 has caused a significant decline in the level of business and leisure travel in certain regions or as a whole, and a significant decrease in the demand for our products and services, resulting in customer cancellations and refund requests and reduced new orders relating to our services, which have materially and adversely affected our business, financial condition, results of operations and cash flows. Furthermore, the payment or repayment ability or decision of our business partners and borrowers may be negatively affected by the outbreak of COVID-19, which could increase uncertainties relating to our collection of receivables, and may result in more allowance for doubtful accounts. Other effects included disruptions from temporary closure of our offices, quarantines of our employees and restrictions on our employees’ ability to travel. In addition, our business partners and travel suppliers, including overseas suppliers are also experiencing similar or more serious disruptions to their business operation, which have negatively affected our business operation, financial condition, results of operations and cash flows. We have been affirmatively facilitating our customers in their cancellations, rescheduling and refund requests and working with our travel suppliers to weather the difficult situations, for which we have incurred and may continue to incur significant costs and expenses. Furthermore, we have been taking other measures in response to the outbreak, including the adoption of modified operating hours, remote working arrangement and more stringent workplace sanitation measures, which have had negative impact on our business operation. While the duration of business interruption from this outbreak and related financial impact cannot be reasonably estimated at this time, we expect that our business operation, financial condition, results of operations and cash flows for the full fiscal year of 2020, especially its first two quarters, will be materially and adversely affected by the COVID-19 outbreak.

While many of the restrictions on movement within China have been relaxed now, there is great uncertainty as to the future progress of the disease. Currently, there is no vaccine or specific anti-viral treatment for COVID-19. Relaxation of restrictions on economic and social life may lead to new cases which may lead to the reintroduction of restrictions. The extent to which this outbreak impacts our results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the duration and severity of this outbreak and the actions taken by authorities and other entities to contain this outbreak, among others, all of which are beyond our control.

Safe Harbor Statement

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Tuniu may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Tuniu's beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but are not limited to the following: Tuniu's goals and strategies; the growth of the online leisure travel market in China; the demand for Tuniu’s products and services; its relationships with customers and travel suppliers; the Company’s ability to offer competitive travel products and services; Tuniu’s future business development, results of operations and financial condition; competition in the online travel industry in China; relevant government policies and regulations relating to the Company’s structure, business and industry; the impact of the COVID-19 on Tuniu’s business operations, the travel industry and the economy of China and elsewhere generally; uncertainties as to the Tuniu’s estimates relating to the completion and filing of its annual report on Form 20-F for the year ended December 31, 2019, and the general economic and business condition in China and elsewhere. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tuniu does not undertake any obligation to update such information, except as required under applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tuniu Corporation

By:	/s/ Maria Yi Xin
Name:	Maria Yi Xin
Title:	Chief Financial Officer

Date: April 29, 2020